www.umc.com
July 5, 2010
Mail Stop 3030
Eric Atallah, Staff Accountant
Kevin L. Vaughn, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Microelectronics Corporation Form 20-F for the fiscal year ended December 31, 2009 Filed April 30, 2010 File No. 1-15128
Dear Messrs. Eric, Vaughn and Martin:
We send this letter in response to the letter received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated June 8, 2010 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) of United Microelectronics Corporation (the “Company”).
For your convenience, we have included your comments in this response letter in bold italics form and keyed our responses to the Staff’s comments accordingly.
Form 20-F for the Year Ended December 31, 2009
Note 35 — US GAAP Reconciliation, page F-73
(13) — Inventory, page F-90
We note from your disclosures on pages F-8 and F-24 that for purposes of R.O.C. GAAP you recognized a gain of NT$2,414,592 for the recovery in market value of your inventory. Please address the following
•	Explain to us how your inventory accounting for U.S. GAAP purposes complies with SAB Topic 5.BB.

•
Quantify the amount of inventory that was written up during the year which was still recorded on your December 31, 2009 balance sheet. Explain how you treated this inventory for U.S GAAP purposes at December 31, 2009.

The Company respectfully advises the Staff that, during 2009, market conditions that caused the inventory lower of cost or market (“LCM”) write downs in 2008 reversed, and we recognized the market recovery of our inventory in the second quarter of 2009 as allowed under ROC GAAP. In performing our US GAAP reconciliation at the end of year 2009, we noted that the majority of the written down inventory had been sold during the year, and an LCM reserve of only NT$26 million (US$0.8 million) remained. After a careful analysis of the materiality of the item, we did not include this amount in our reconciliation of net income, as we concluded it was not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by inclusion of this reconciling item.
In our future filings, we will add the following sentence to our US GAAP reconciliation relating to inventory:
Under ROC GAAP, the write down of inventory for the lower of cost or net realizable value may be reversed in subsequent periods if market conditions improve. Under US GAAP, the write down to lower of cost or market creates a new cost basis that subsequently cannot be marked up. Upon the sale of the related inventory, the difference between these two GAAPs is resolved. During the years ended December 31, 2007, 2008 and 2009, there was no material difference between cost of sales under ROC GAAP and US GAAP as a result of this GAAP difference.
*     *     *
In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886-2-2700-6999.
Very truly yours,

Chitung Liu
Chief Financial Officer